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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Objectshare, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  674426101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Scott M. Smith, Camelot Management Corp., 10 Glenville Street,
            Greenwich, CT 06831-3638; (203) 531-8792

     (Date of Event which Requires Filing of this Statement)

                        November 26, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 674426101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Scott M. Smith

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         775,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         775,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         775,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.4%

14. Type of Reporting Person

         IN














































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The purpose of this Schedule 13D is to report the ownership of
Scott M. Smith (the "Reporting Person") in the shares of Common
Stock (the "Common Stock") of Objectshare, Inc. (the "Company") of 6.4% of the Common Stock outstanding.

Item 1.  Security and Issuer

         This statement relates to shares of Common Stock of the Company. The Company's principal executive office is located at 999 E. Arques Ave., Sunnyvale, California
         94086.

Item 2.  Identity and Background

         This statement is being filed on behalf of the Reporting Person. The principal business of the Reporting Person is to act as an investment adviser. The principal office of the Reporting Person is at 10 Glenville Street, Greenwich, Connecticut 06831-3638. The Reporting Person is the general partner of Camelot Capital, L.P., a Delaware limited partnership, and is the president and sole shareholder of Camelot Management Corp., a Delaware corporation. Camelot Management Corp. is the investment manager to Camelot Offshore Fund Limited, a Bahamian corporation (together with Camelot Capital, L.P., referred to as the "Funds").

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 775,000 shares of the Company's Common Stock. All 775,000 shares of Common Stock are held by the Funds. The shares of Common Stock were purchased in open market transactions at an aggregate cost of $998,195. The funds for the purchase of the Common Stock held in the Funds have come from each Fund's own



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         funds or from margin loans entered into in the ordinary
         course of business.

Item 4.  Purpose of Transactions

         The shares of Common Stock beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes.

         The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 775,000 shares of the Company's Common Stock. Based on information received from the Company we believe there to be 12,102,946 shares of the Company's Common Stock outstanding. Therefore, the Reporting Person is deemed to beneficially own 6.4% of the Company's outstanding shares of Common Stock. The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Company's Common Stock that he currently is deemed to beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Company that were effected by the Reporting Person during the 60 days prior to November 26, 1997 through the date of this filing.











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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.




                               /s/ Scott M. Smith
                             _________________________________
                             Scott M. Smith


February 2, 1998


































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                                                      Exhibit A


                       Daily Transactions
                          Common Stock


             Purchase           Number                  Price
               Date            of Shares              per Share

            10/8/97             30,000                 $1.125
            11/24/97             6,000                  0.6875
            11/25/97             7,500                  0.7188
            11/26/97            10,000                  0.7031
            11/26/97             2,500                  0.6563
            11/28/97            17,500                  0.7188
            12/10/97            10,000                  0.5625
            12/12/97            15,000                  0.75
            12/16/97            10,000                  0.75
            12/17/97             7,500                  0.6875
            12/18/97             7,500                  0.6875
            12/22/97             7,500                  0.6875
            12/29/97            18,500                  0.6563
            12/29/97            12,500                  0.6875
            12/30/97             7,500                  0.625
            12/31/97             5,000                  0.6563
            1/14/98             20,000                  0.84375
            1/23/98              1,000                  0.7656
            1/26/98              9,000                  0.8125
            1/27/98              3,600                  0.8125
            1/30/98              8,900                  1.0






















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